Exhibit 99.97

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS TO DOUBLE EYEGLASSES MANUFACTURING CAPACITY

Vancouver, British Columbia, Canada — December 1, 2010, - Coastal Contacts Inc. (TSX: COA; Stockholm: COA) (“Coastal Contacts”or “Coastal”), the leading online retailer of prescription eyeglasses and contact lenses announced today that it has placed orders for five additional state-of-the-art eyeglasses edging systems. The systems are industry leading in terms of production capacity and low rates of rejection as compared with comparable systems currently installed in eyeglasses labs around the world. The systems are to be installed early in 2011.

“We believe Coastal is uniquely positioned at the front of the pack in the emerging online eyeglasses business, from the customer’s perspective,” stated Roger Hardy, Coastal’s Founder and CEO. “Our experience in the past two months reinforces the belief that there will be a fundamental shift in the way consumers purchase eyeglasses, as we have been able to generate unprecedented online eyeglasses order volumes in our North American markets.

Clearly the value proposition is resonating with consumers. For example, during one product promotion this October, our Canadian site www.ClearlyContacts.ca generated 10,000 eyeglasses orders from new customers in a single twelve hour period. During a one week period this November our sites www.CoastalContacts.com and www.Lensway.com generated more than 15,000 eyeglasses orders from customers in the United States. We have proven the concept that it is possible to sell prescription eyeglasses on the Web and that customers are delighted with the value, quality and speed Coastal is delivering.

With our large and growing database of vision corrected customers, compelling value and proven customer acquisition techniques, we believe we can continue to similarly acquire customers at will and now require significantly expanded manufacturing capacity to serve this market.

The equipment Coastal has ordered will be installed in both our North American and European facilities and when combined with the systems already installed will have a manufacturing capacity of up to 9,000 pairs of eyeglasses per day.

For Coastal to become the market leader in this fast growing category we intend to continue investing in order to provide the best customer experience in the industry.”

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of eyeglasses and contact lenses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Examples of forward looking statements in this press release include but are not limited to statements relating to the anticipated installation date and manufacturing capacity of the equipment we intend to purchase, our ability to continue to acquire customers at will, and our future marketing plans.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.